Filed by Alexion Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Alexion Pharmaceuticals, Inc.
(Commission File No. 000-27756)
Date: January 12, 2021

Below is a transcript of a presentation by Aradhana Sarin, M.D., Chief Financial Officer of Alexion Pharmaceuticals, Inc. (“Alexion”) at the 39th Annual J.P. Morgan Healthcare Conference on Tuesday, January 12, 2021 at 7:30 a.m. ET:

Cory Kasimov (JP Morgan Analyst): Alright. Good morning everyone and welcome to Day 2 of the virtual JP Morgan Healthcare Conference. My name is Cory Kasimov, I’m the senior large cap biotech analyst and it’s my pleasure to introduce our next company, Alexion, and CFO, Aradhana Sarin. Please note that there is no Q&A following this presentation, so presentation alone. And with that, Aradhana, let me turn things over to you. Thank you for being with us. This is something of a bittersweet presentation, but let me hand it over to you. Thanks a lot.

Dr. Aradhana Sarin: Ok, thank you Cory. And really appreciate people joining early this morning to listen to our presentation. As Cory mentioned, because of some recent events we will not be having a Q&A. But we can get into our presentation and give you an update on the business. So with that, maybe we will turn to the slides.

[Slide 2]

Thank you for joining us today. Before I begin, I’ll just take a moment to pause on our disclosures on Slide 2.  I would like to point out that we will be making forward-looking statements, and these statements involve certain risks and uncertainties that could cause our actual results to differ materially. Please take a look at the risk factors discussed in our SEC filings for greater detail. These forward-looking statements apply only as of today and we undertake no duty to update any of them, etc. except as required by law. In addition, this presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities by Alexion or AstraZeneca, or a solicitation of any vote or approval of any security holder of Alexion or AstraZeneca and we encourage you to review the legends and disclaimers included in the version of this presentation to be posted on our website.

[Slide 3]

Turning to Slide 3. As I’m sure most of you know, we recently announced a definitive agreement for Alexion to become part of AstraZeneca. This move advances our shared mission of following the science and using innovative approaches to develop life-changing medicines for patients. The proposed combination with AstraZeneca will broaden our footprint, enable us to serve more patients, pursue ground-breaking science in new areas, and expand our global reach. Importantly, it also delivers significant value to our shareholders, who will have an important stake in the combined company’s future results.

I am very proud of this company, and the passion and dedication of my teammates that have brought us to this point. For nearly 30 years, Alexion has been committed to transforming the lives of patients with rare and devastating diseases, and I am looking forward to seeing this mission continue as part of AstraZeneca.

[Slide 4]

Turning to slide 3. (Pause).

Hello? Oh… On our October analyst day event, we shared our ambition for double-digit revenue growth through 2025, sorry this is slide 4, resulting in $9-10B in global revenues by that point in time. The largest driver of this growth is expected to be our Neurology franchise, including our ambition to quadruple the number of gMG and NMOSD patients that we serve in the United States by 2025. Second, we foresee significant growth to come from a re-powered launch and vision for ANDEXXA, including both indication and geographic expansion. Next, we anticipate to see continued and sustainable growth in our atypical HUS franchise and metabolic business, and PNH to become a smaller portion of our revenues going forward. Fourth, by 2025 we expect to see the initial revenue contribution from our pipeline that includes the potential for 10 launches by 2023. Beyond 2025, we believe there are opportunities for continued growth in our portfolio with meaningful contribution from our pipeline, representing greater than $10B in peak sales potential in total.

[Slide 5]

On slide 5, we highlight our compelling portfolio today. At its core, Alexion is a rare disease company. We are grounded in the mission of transforming the lives of patients affected by rare diseases and devastating conditions, because the unmet need in this space is so high. Over its history, Alexion has become a leader in the rare disease space, and we are experts in complement biology. The transformative power of complement inhibition was initially demonstrated in PNH with our SOLIRIS launch in 2007. Since then, we have built upon our success. Our current portfolio of five transformative medicines serves, serves patients living with seven rare and devastating conditions. Our operating model has been refined with decades of experience and is uniquely tailored to serve each of our rare disease communities. We have highly specialized field teams supporting diagnosis and treatment through best-in-class data analytics, providing access to care, and supporting patients through each step of their journey to treatment.  These capabilities are unique, not easily replicable and necessary to serving patients with rare diseases.

[Slide 6]

Turning to slide 6. Since 2017, we have completely transformed our development pipeline, providing what we expect will be a runway for growth well into the future. We now have over twenty programs in development that both build upon, and expand, our expertise in complement inhibition, as well as diversify beyond that. And we have not rested on this path of driving innovation, as demonstrated by the initiation of four late stage development programs and two novel IND filings in just this past quarter.

[Slide 7]

Our compelling portfolio today and innovative pipeline gives us the potential for seven blockbuster franchises in the future, as shown on slide 7. We continue to expand our presence in hematology, nephrology, neurology, metabolic diseases, the acute care setting, as well as working to add cardiology and ophthalmology.

[Slide 8]

Turning to slide 8. The strength of our commercial business and robust pipeline progress is built upon a foundation of continuous disciplined financial management. Our latest 2020 revenue estimates, or guidance, which we provided when we reported our Q3 results, was $5.9 to $5.95 billion. While we are still in the process of closing our 2020 financials, we do expect full year revenues to be above the high end of this guidance. I am incredibly proud of the team’s ability to continue to deliver throughout 2020 despite COVID-19 and the unprecedented challenges that came with it. We will provide full year 2020 results with our fourth quarter earnings release.

[Slide 9]

Moving to slide 9. As mentioned, we expect that our expanding neurology business, already a blockbuster franchise, will be the largest component of our revenue growth through 2025. We began this journey at the end of 2017 and in just a few short years, have created the largest single franchise in the US in terms of both revenues and patient volume. Despite COVID-19 pressures on new patient adds in 2020, we ended the year with nearly 2,600 patients on SOLIRIS, adding over 700 net new patients throughout the year. We remain confident in our long-term ambition to treat roughly 7,500 patients by 2025. ULTOMIRIS will be key to this growth, expanding the addressable patient population with C5, with launches expected in the second half of 2022 and first half of 2023 for gMG and NMOSD, respectively. Across both indications, terminal complement inhibition plays a unique role in addressing the target populations we serve and we believe there is ample opportunity for growth in both indications despite current and future potential competition. In NMOSD, we have proven efficacy in a devastating, potentially fatal disease. In gMG, we have a unique niche in the most treatment-refractory patients, but will continue to push forwards towards larger and larger populations, first with ULTOMIRIS, and then followed by 1720.

[Slide 10]

Moving to slide 10. Another pillar of our 2025 growth story is ANDEXXA, the first and only approved reversal agent for patients suffering from major, life-threatening bleeds while treated with a Factor Xa inhibitor. We have made tremendous progress against our plans for ANDEXXA and integrating our Portola colleagues into Alexion. In the US, our approach entails re-powering the launch and driving further depth by leveraging our capabilities in the acute care setting. Following a challenging first half of the year due to COVID-19 and reduced hospital admissions, demand returned to pre-COVID levels in the third quarter. We have also made progress expanding ANDEXXA’s reach, including a recent sBLA filing in the US to expand ANDEXXA beyond the currently labelled Factor Xa agents, as well as continuing to make progress on geographic expansion in key global markets. In 2021, we will file for approval for ANDEXXA in Japan, and with continued progress in the UK and German price negotiations, we expect to expand more broadly in Europe this year. We remain confident in ANDEXXA’s contribution to our long-term growth story and are pleased with the progress to date.

[Slide 11]

We remain confident in the sustainability and growth potential of our C5 franchise, as shown on slide 11. Through our decades of experience in C5 we have never rested and continue to innovate, expanding terminal complement, complement inhibition into an increasing number of rare diseases. SOLIRIS was originally developed for ultra-rare indications including PNH and atypical HUS, and subsequently expanded into gMG and NMOSD, transforming the lives of patients in need.

We were able to raise that bar with ULTOMIRIS, offering patients, prescribers, and payers a highly compelling value proposition. We have delivered our best in class conversion ambition in PNH with a profile preferred by patients in comparison to SOLIRIS due to more convenient dosing schedule and with a proven safety record, all while providing payors and healthcare systems a lower annual average patient cost. We also continue to innovate for patients with our 100mg/ml high concentration formulation and once weekly subcutaneous option. We expect filing for the subcutaneous formulation to occur in third quarter 2021 for PNH and atypical HUS. We are evaluating the best path forward for a subcutaneous option in neurology, given the likely regulatory requirement for clinical data in these patient populations because of the different mechanism of action of terminal complement inhibition in neurology vs. other systemic indications such as PNH and atypical HUS.

Throughout 2020, we have also highlighted ALXN1720, our third generation C5 inhibitor. As a long-acting, small volume subcutaneous mini-body – we see it as potentially being well suited for larger patient populations. These three generations of C5 inhibitors drive a sustainable franchise with significant growth potential across potentially hundreds of thousands of patients.

[Slide 12]

Finally on slide 12 you can see our ambition for 10 potential launches by 2023. The initial revenue contribution from these launches is the fourth element of our anticipated double-digit growth through 2025. While likely still early in their launch by 2025, we see great potential in these 10 programs over time.

To highlight some recent progress made, in our C5 portfolio, we have completed enrollment in our ULTOMIRIS gMG trial and remain on track to top-line data in the second half of this year. We also continue to make significant progress in our NMOSD and ALS trials, which are now over 80% and 50% enrolled, respectively. Our diversification efforts continue, with our Phase 3 1840 program in Wilson Disease well on its way to top-line data in the first half of this year. And we continue to make progress in our Amyloidosis and Factor D programs.

[Slide 13]

While change lies ahead for Alexion, we expect our robust pipeline and continued commercial excellence to continue to shine into 2021, with a number of upcoming milestones, as shown on slide 13.

Further solidifying our LEADership in C5, we remain on track to achieve our best in class conversion ambition in atypical HUS in the US by the end of this year, as well as the regulatory submission for the once weekly subcutaneous formulation in the third quarter. We’re also looking forward to seeing top-line data from 1720 healthy volunteer study in the first half of this year and beginning trials in two neuromuscular indications – gMG and dermatomyositis. We will also continue to EXPAND our C5 presence through a number of Phase 3 programs across both neurology and nephrology. With enrollment now complete, we expect to share topline data from our Phase 3 ULTOMIRIS gMG trial in the second half of this year – supporting our ambition to move earlier in the treatment paradigm.

{Pause}

Finally, we will continue to DIVERSIFY into new growth areas. And look forward to the top-line readout of the Phase 3 program with 1840 in Wilson’s disease in the first half of this year. This represents a significant opportunity to bring a transformative therapy to a disease that has not seen new treatment options in decades. And our teams will quickly pivot following successful data readout to supporting regulatory filings and launch preparation in the second half of this year. We will also continue to pursue development of our Factor D platform, including initiation of the Phase 2 program in Geographic Atrophy. And finally, we will continue to focus our efforts on the growth story around ANDEXXA.

[Slide 14]

In closing, I’d like to take a moment to thank the full Alexion team for their devotion to our patients and exceptional execution over the past several years. I am proud of all that we have accomplished and continue to be impressed with what we were able to deliver each and every quarter. Especially in the last year, with significant challenges presented by COVID-19 for all of us, I am impressed by and celebrate our colleague’s resilience. We have built a strong culture, and it’s a privilege to work with such a talented group of individuals every day.

As we look towards 2021, we will continue our record of excellence and innovation in rare disease, and continue our mission of serving patients. We’re excited to continue building upon all that Alexion has created with our colleagues at AstraZeneca once the transaction is closed.

We thank all of you for your support on our journey, and for your continued support in the years to come. With that, I will turn it back over to Cory.

Cory Kasimov: Great. Thank you very much Aradhana. I wish we had a Q&A session, but again, we are not doing that today. But best of luck, and with, with the transaction and everything else. It’s great working with you.

Aradhana Sarin: Thank you so much for your support, Cory, over the years, and to all of your clients’ as well.

Cory Kasimov: Thank you so much, and we’ll talk soon.

Aradhana Sarin: Thank you.

Additional Information and Where to Find It

In connection with the proposed transaction, AstraZeneca PLC (“AstraZeneca”) intends to file with the SEC a registration statement on Form F-4 that will include a proxy statement of Alexion and that also constitutes a prospectus of AstraZeneca.  Each of Alexion and AstraZeneca may also file other relevant documents with the U.S. Securities and Exchange Commission (“SEC”) regarding the proposed transaction.  This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Alexion or AstraZeneca may file with the SEC.  The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Alexion.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Alexion, AstraZeneca and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Alexion will be available free of charge on Alexion’s website at http://www.alexion.com or by contacting Alexion’s Investor Relations Department by email at InvestorRelations@alexion.com.  Copies of the documents filed with the SEC by AstraZeneca will be available free of charge on AstraZeneca’s website at https://www.astrazeneca.com/investor-relations.html or by contacting AstraZeneca’s Investor Relations department by email at global-mediateam@astrazeneca.com.

Participants in the Solicitation

Alexion, AstraZeneca, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Alexion’s stockholders in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Alexion stockholders in connection with the proposed mergers, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about Alexion’s directors and executive officers is available in Alexion’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 26, 2020, Alexion’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 4, 2020, and other documents subsequently filed by Alexion with the SEC.  Information about AstraZeneca’s directors and executive officers is available in AstraZeneca’s Form 20-F filed with the SEC on March 3, 2020, and other documents subsequently filed by AstraZeneca with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Alexion’s and AstraZeneca’s control.  Statements in this communication regarding Alexion, AstraZeneca and the combined company that are forward-looking, including projections as to the expected revenue for Alexion for the fiscal year ended December 31, 2020, anticipated benefits of the proposed transaction, the impact of the proposed transaction on Alexion’s and AstraZeneca’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Alexion’s and AstraZeneca’s control.  These factors include, among other things, market factors, completion of the audit of Alexion’s fiscal year 2020 financial results, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter.  Additional information concerning these risks, uncertainties and assumptions can be found in Alexion’s and AstraZeneca’s respective filings with the SEC, including the risk factors discussed in Alexion’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q, in AstraZeneca’s most recent Annual Report on Form 20-F and in each company’s future filings with the SEC.  Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that:  a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AstraZeneca is unable to achieve the synergies and value creation contemplated by the proposed acquisition; AstraZeneca is unable to promptly and effectively integrate Alexion’ s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Alexion, AstraZeneca or the combined company; Alexion, AstraZeneca or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Alexion or AstraZeneca or on Alexion’s or AstraZeneca’s operating results.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Alexion or AstraZeneca.  Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Alexion or AstraZeneca, AstraZeneca’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.  You are cautioned not to rely on Alexion’s and AstraZeneca’s forward-looking statements.  These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements.  Neither Alexion nor AstraZeneca assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.